FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2013

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

ENERSIS S.A.

Securities Registration Record No. 175

Santiago, March 28, 2013

Ger.Gen. N°66/2013

Mr. Fernando Coloma C.

Superintendent of Securities and Insurance

Avenida Libertador Bernardo O´Higgins N° 1449

Santiago, Chile

Ref.: Significant Event

Dear Sir,

In accordance with articles 9 and 10 of the Securities Market Law 18,045, the provisions of General Rule No. 30 of the Superintendence, duly authorized and on behalf of Enersis S.A. (the “Company”), I hereby inform you as significant event the following:

As of today, Thursday March 28, 2013 at 12:30 p.m., through Celfin Capital S.A. Corredores de Bolsa and Merrill Lynch Corredores de Bolsa SpA, the Company auctioned at the Santiago Stock Exchange a total of 157,043,316 shares of Enersis S.A. at a price of 182.3 Chilean pesos per share.  The total amount raised through the auction totaled  28,628,996,507 Chilean pesos.

With this auction finished Enersis S.A. capital increase, which was approved by the Extraordinary Shareholders Meeting held on December 20, 2012 with a 100% subscription of the total shares.

This operation is the largest capital increase ever carried out in Chile and, additionally, positions Enersis S.A. as the sole vehicle of the Enel-Endesa Spain Group for expansion in South America in the field of conventional energies, provided with all the resources needed to growth in the region.

The capital increase has allowed the incorporation of all and each of the assets of Conosur Participaciones, S.L., company which was contributed by Endesa Spain and includes shareholdings in generation, transmission and distribution business in Chile, Peru, Colombia, Brazil and Argentina. Also, will allow to raise a total amount of 1,121,458,392,186 Chilean pesos. The previous amount, includes an issuance share premium of 1,460,502,839 Chilean pesos.

.

Finally, we inform that finalized the Preemptive Rights Offering Period and the Remaining Shares Offering Period, the capital increase has been totally subscribed, and in the process of being fully paid 16,441,606,297 shares, corresponding to 2,845,858,392,220 Chilean pesos. In this way, the total issued capital of Enersis S.A. will be 5,669,280,724,381 Chilean pesos.

Sincerely yours,

Ignacio Antoñanzas A.

Chief Executive Officer

c.c.          Bolsa de Comercio de Santiago

                Bolsa Electrónica de Chile

                Bolsa de Corredores de Valparaíso

                Citibank N.A. Banco Depositario

Banco Santander Santiago - Representante Tenedores de Bonos

Depósito Central de Valores

Comisión Clasificadora de Riesgos

Entidad de Enlace Latibex

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas Alvear
--------------------------------------------------

Title: Chief Executive Officer

Date: March 28, 2013